Phone:	(212) 885-5205
Email:	mmmurphy@blankrome.com

April 23, 2020

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Samantha Brutlag

Re:	Spirit of America Real Estate Income and Growth Fund (“Real Estate Fund”), Spirit of America Large Cap Value Fund (“Value Fund”), Spirit of America Municipal Tax Free Bond Fund (“Municipal Tax Free Bond Fund”), Spirit of America Income Fund (“Income Fund”) and Spirit of America Income & Opportunity Fund (“Opportunity Fund”), each a series of the Spirit of America Investment Fund, Inc.

Registration Statement on Form N-1A
File Numbers: 333-27925 and 811-08231

Dear Ms. Brutlag:

On behalf of the Real Estate Fund, the Value Fund, the Municipal Tax Free Bond Fund, the Income Fund and the Opportunity Fund (each a “Fund” and together the “Funds”), each a series of the Spirit of America Investment Fund, Inc. (the “Company”) this letter is an update to our letter filed on April 22, 2020 (the “Original Response Letter”) with the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments received on April 14, 2020 from the Staff of the Commission regarding the Company’s Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A filed on February 28, 2020 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).

The Expense Example provided for each of the Income Fund and the Opportunity Fund in response to Comment #3 of the Original Response Letter is updated as follows:

Income Fund

Example: This Example is intended to help you compare the cost of investing in the Income Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Income Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Income Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$583	$817	$1,070	$1,793
Class C Shares – no redemption	$189	$591	$1,018	$2,209
Class C Shares – with redemption	$289	$591	$1,018	$2,209
Institutional Shares	$ 88	$281	$ 490	$1,093

Opportunity Fund

Example: This Example is intended to help you compare the cost of investing in the Opportunity Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Opportunity Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Opportunity Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$597	$890	$1,204	$2,093
Class C Shares – no redemption	$204	$666	$1,154	$2,500
Class C Shares – with redemption	$304	$666	$1,154	$2,500
Institutional Shares	$103	$358	$ 633	$1,417

Should you have any additional questions or comments regarding this letter or the Original Response Letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy
Margaret M. Murphy

2